Exhibit 99.1

VIA optronics AG Announces Planned CEO Transition and Business Update

Roland Chochoiek appointed CEO and member of the Management Board

Provides update to 2023 guidance and reaffirms commitment to operational improvement initiatives

Nuremberg, Germany: August 9, 2023 - VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display systems and solutions, today announced changes to the Company’s senior executive management team (the “Management Board”), updates to its 2023 revenue guidance, the implementation of certain new operational initiatives and a review of the Company’s control environment.

CEO Transition

The Company today announced that the Supervisory Board has expanded the Management Board and appointed Roland Chochoiek, the Company’s Chief Marketing Officer (“CMO”), as the new Chief Executive Officer (“CEO”) of the Company.

Jürgen Eichner, founder and a shareholder of the Company who has served as Chief Executive Officer since 2005, jointly decided this move with the Supervisory Board as part of the planned succession process during his current contract period. He will remain a member of the Management Board and he will support Roland Chochoiek in his new role whilst having room to focus on the Company’s ecosystem, current and new customers to tackle the challenges the Company is currently facing (as described further below). Dr. Markus Peters will continue in his role as the Company’s Chief Financial Officer.

Jürgen Eichner commented, “During Roland’s tenure as CMO, he led the Company’s Marketing organization, the Project Management team, the Research and Innovation team as well as the Strategic Sourcing team and established the Product Management function to bring all forward-looking competencies under one roof. He has demonstrated the ability to optimize the business and its operations, while interacting and cooperating closely with other functions and teams across the organization. I’m happy that Roland is accepting this role. To me he is the right person to lead VIA to the next level.”

Roland Chochoiek commented, “It’s a pleasure taking over the role of CEO at VIA. Since I’ve joined the Company, I have seen the Company’s potential and what Juergen achieved since the beginning. My aim is to empower VIA on its way to being a technology leader in the field of interactive display systems and solutions. Thanks to Jürgen Eichner for his great support and cooperation since I joined VIA and I look forward to continuing to work with my colleagues on the Management Board to build the future of VIA.”

Chochoiek has a proven track record of successfully leading teams and businesses at numerous global B2B technology companies, with more than 30 years of management experience. Prior to joining VIA, he served as Executive Vice President at Heitec AG where he was responsible for the management of the company’s worldwide electronics business. Prior to working at Heitec, Chochoiek held senior positions at Rittal GmbH & Co., Solectron Corporation and Force Computers.

Updates to 2023 Guidance and Implementation of Operational Initiatives

The Company experienced increased volatility in customer demand in the first six months of 2023 as certain key customers, particularly in the automotive end market, mainly EVs, communicated changes in order patterns. The current macro environment has in some cases resulted in lower average selling prices and lower demand, which, in turn, has had a negative impact on our revenue in the near term. The Company is carefully reviewing the impact of this volatility on its operations and on its revenue opportunities for the rest of the year. Reflecting these ongoing developments, the Company has updated its 2023 revenue guidance and currently anticipates generating revenue of between €150 million and €160 million for the year. This represents a decrease compared to previously provided guidance, where the Company anticipated that its revenue for 2023 would be around the 2022 level of €218.5 million. The Company generated revenue in the six months ended June 30, 2023, of around €85 million. Revenue figures presented are preliminary and unaudited.

In response to these external and operational challenges the Company reaffirmed its commitment to improving the performance of its business. To this end, the Company is adopting a series of initiatives, including:

•	more efficiently utilizing existing production capacity;
•	prioritizing profitable organic sales growth;
•	identifying promising opportunities to collaborate more deeply with existing and new customers including potential strategic market alliances; and
•	reviewing the size of its workforce to ensure that staffing more closely meets demand.

Against the backdrop of a challenging macroeconomic and operational environment, the management of net working capital and the Company’s cost base will continue to be areas of significant focus as the Company works to achieve profitability.

The Company confirmed that it is continuing to work diligently with its auditors to file the Company’s Annual Report on Form 20-F as of and for the year ended December 31, 2022, as promptly as possible, and the Company remains committed to publishing its interim financial results for the first six months of 2023 as soon as possible thereafter. The Company has identified issues in the application of IAS 21, among other standards, that will result in amendments to the accounts for the year ended December 31, 2021, and the preliminary unaudited fourth quarter and full year 2022 financials as previously reported on Form 6-K as furnished to the SEC on March 28, 2023.

Internal Review of the Company’s Control Environment

In addition, the Company announced that the Supervisory Board has launched a formal review of the Company’s application of its internal compliance procedures with support of external advisors and is investigating incidents regarding compliance with company policies and business guidelines.

About VIA

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor.  Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation.  VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components.  VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.”  These statements include, but are not limited to statements relating to: future events; the estimated or anticipated future results and revenues of the Company, including any guidance provided by the Company related thereto; future opportunities for the Company; future planned products and services; business strategy, plans and the implementation of operational initiatives; objectives of management for future operations of the Company; market size and growth opportunities; expectations regarding customer relationships and retention; the future availability or cost of purchased components, compounds, raw materials and energy due to shortages, increased demand and wages, supply chain interruptions, or natural or other disasters; supply chains, distribution and logistics; competitive position, technological and market trends; the outcome of any potential internal investigations and other statements that are not historical facts.  The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words.

Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.  These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, risks relating to: (1) operational execution, including the extent to which the Company can realize the benefits of changes to the Management Board and planned operational improvements; (2) competitive conditions and customer preferences; (3) disruption in supply chain and distribution; (4) increases or volatility in the cost of raw materials and commodities; (5) failure to meet high and ethical standards; and (6) significant changes or deterioration in customer relationships.  Additional factors are described under

Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.  Moreover, new risks emerge from time to time.  It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.  In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.  We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.  Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.  Due to rounding, it is possible that individual figures in this and other documents do not add up precisely to the totals shown and that percentages presented do not accurately reflect the absolute values to which they relate.

Investor Relations
Lisa Fortuna

Griffin Morris
Alpha IR Group
Phone: +1 312-445-2870
VIAO@alpha-ir.com

Media Contact
Alexandra Müller-Plötz
Phone: +49 911 597 575-302
Amueller-ploetz@via-optronics.com